SECURITIES AND EXCHANGE COMMISSION

06008245

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Capital Investments, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East South Street, 2nd Floor, Suite 3

(No. and Street)

Charlottesville (City) VA (State) 22902 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 3 1 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anne E. Grady, Chief Financial Officer (434) 295-5888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves

(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, Suite 300 (Address) Glen Allen (City) VA (State) 23060 (Zip Code)

PROCESSED JUN 2 0 2006 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Anne E. Grady, Chief Financial Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Capital Investments, LLC, as of February 28, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Chief Financial Officer
Title

Donna L Cooper
Notary Public (I was commissioned as Donna L. Toms)

City of Charlottesville, Commonwealth of Virginia

Subscribed and sworn to before me, in my presence, this 28th day of February, 2006, by Anne E. Grady, Chief Financial Officer.
My commission expires: June 30, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER CAPITAL INVESTMENTS, LLC

Statement of Financial Condition and
Independent Accountants' Report on Internal Control
Required by SEC Rule 17a-5

December 31, 2005

SEC ID 8 - 50007

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

BUTLER CAPITAL INVESTMENTS, LLC

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Officers and Directors
Butler Capital Investments, LLC
Charlottesville, Virginia

We have audited the accompanying statement of financial condition of Butler Capital Investments, LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Butler Capital Investments, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

February 10, 2006

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

BUTLER CAPITAL INVESTMENTS, LLC

Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 1,474,669
Receivables from customers	825,175
Property and equipment, net of accumulated depreciation and amortization	136,573
Other assets	93,196
Total assets	$ 2,529,613

Liabilities and Members' Equity

Liabilities:	
Accrued commissions	$ 246,450
Accounts payable and accrued liabilities	131,146
Note payable	29,297
Total liabilities	406,893
Members' equity	2,122,720
Total liabilities and members' equity	$ 2,529,613

See accompanying notes to financial statement.

BUTLER CAPITAL INVESTMENTS, LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Butler Capital Investments, LLC (the "Company"), is a Limited Liability Company organized in the State of New York in 2001. The Company operates as an investments marketing firm and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $100,000. The Company regularly has funds in excess of $100,000.

At December 31, 2005 two customers accounted for 100% of accounts receivable.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using accelerated methods over the estimated useful lives of the related assets ranging from 3 to 7 years.

Fee Income: Gross fee income is recorded based on pre-arranged terms with third parties as it is earned on an accrual basis.

Income taxes: For federal and state income tax purposes, the Company is treated as a partnership. Accordingly, no provision has been made for federal and state income taxes since the taxable income of the Company is to be included in the tax returns of the individual members. For local income taxes, the Company accounts for deferred income taxes by the liability method. Local income taxes are provided based on statutory rates. Deferred tax liabilities and assets result from timing differences of certain transactions between the amounts reported for financial accounting and income tax purposes. The net deferred tax liability is primarily the result of timing differences for financial accounting and income tax purposes in the treatment of receivables and payables.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

2. Property and Equipment:

Property and equipment at year-end consisted of:

Furniture and equipment	$ 204,115
Vehicle	46,000
Website	15,500
At cost	265,615
Less: accumulated depreciation and amortization	(129,042)
Net property and equipment	$ 136,573

3. Note Payable:

Note payable to U.S. Trust in monthly installments of $848 through 2009, including interest at 3.99%. The note is secured by a vehicle.

Scheduled maturities of the note payable are as follows:

Year ending December 31	
2006	$ 8,197
2007	9,510
2008	9,901
2009	1,689
Total	$ 29,297

4. Lease Commitments:

The Company leases commercial office space in New York, New York, Old Westbury, New York and Charlottesville, Virginia. Those leases expire in 2006, 2006 and 2007, respectively. The Company also leases a vehicle under an operating lease expiring in 2007.

Minimum future payments under the noncancellable operating leases are as follows:

Year ending December 31	
2006	$ 135,941
2007	19,201
Total	$ 155,142

5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2005, the Company had net capital of $1,313,790, which was $1,286,664 in excess of required minimum net capital of $27,126. The Company's net capital ratio was 0.31 to 1.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Officers and Directors
Butler Capital Investments, LLC
Charlottesville, Virginia

In planning and performing our audit of the financial statement of Butler Capital Investments, LLC (the "Company"), as of December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on this financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keith, Stephens, Hurst, Gary & Shreaves, P.C.

February 10, 2006